                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                   (MARK ONE):
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       FOR THE TRANSITION PERIOD FROM ________________ TO ________________

                         COMMISSION FILE NUMBER 0-28191


                   eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
                   CANTOR FITZGERALD, L.P. AND ITS AFFILIATES
                            (FULL TITLE OF THE PLAN)


                                  eSPEED, INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022

                     (NAME OF ISSUER OF THE SECURITIES HELD
                     PURSUANT TO THE PLAN AND THE ADDRESS OF
                         ITS PRINCIPAL EXECUTIVE OFFICE)
eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Plan Benefits as of
     December 31, 2002 and 2001                                              2

   Statement of Changes in Assets Available for Plan Benefits
     for the Year Ended December 31, 2002                                    3

   Notes to Financial Statements                                            4-7

SUPPLEMENTAL SCHEDULE:

    Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets
      (Held at End of Year) as of December 31, 2002                          8

SIGNATURE

EXHIBIT INDEX

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates

We have audited the accompanying statements of assets available for Plan benefits of eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), formerly the Cantor Fitzgerald Deferral Plan, as of December 31, 2002 and 2001, and the related statement of changes in assets available for Plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for Plan benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for Plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statements, the 2002 and 2001 financial statements include securities valued at $21,351,667 (61% of net assets) and $21,664,399 (47% of net assets), respectively, whose values have been estimated by Wells Fargo, the trustee for the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the trustee in arriving at its estimate of the value of such securities and have inspected underlying documentation, including audited financial statements of each investment fund, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed.

/s/ Deloitte & Touche LLP

New York, New York
June 23, 2003
eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                               2002               2001
ASSETS:
  Investment securities (at fair value):
    Wells Fargo Funds Treasury Plus Institutional Money Market Fund         $15,446,989         $13,003,678
    Wells Fargo Bank S&P Index 500 Fund                                       2,935,989           5,413,596
    Janus Balanced Fund                                                       2,598,299           4,252,407
    Dreyfus Appreciation Fund                                                 2,597,681           4,502,996
    Janus Overseas Fund                                                       2,312,050           5,547,836
    Wells Fargo Funds S&P Mid Cap Index Fund                                  1,989,384           2,714,345
    Fidelity Advisor Growth Opportunity Fund Class T                          1,626,116           3,295,176
    PIMCO Total Return Fund                                                   1,544,624           2,106,398
    Putnam New Opportunities Fund Class A                                     1,366,673           2,001,809
    eSpeed Stock Fund - Matching                                                702,985             217,999
    Franklin Small-Mid Cap Growth Fund Class A                                  541,903           1,008,574
    Janus Enterprise Fund                                                       504,677           1,012,354
    Wells Fargo Bank Russell 2000 Index Fund (CIF)                              276,320             314,782
    Participant loans receivable                                                529,338             989,715
                                                                            -----------         -----------

           Total investment securities                                       34,973,028          46,381,665
                                                                            -----------         -----------

  Receivables:
    Participant contributions                                                         -              18,358
    Employer contributions                                                      128,094              54,638
                                                                            -----------         -----------

           Total receivables                                                    128,094              72,996
                                                                            -----------         -----------

ASSETS AVAILABLE FOR PLAN BENEFITS                                          $35,101,122         $46,454,661
                                                                            ===========         ===========

See accompanying notes to financial statements.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------
ADDITIONS:
  Participant contributions                                          3,845,774
  Employer contributions                                               128,094
                                                                  ------------

           Total additions                                           3,973,868
                                                                  ------------

DEDUCTIONS:
  Investment loss:
    Net depreciation in fair value of investments                   (2,668,767)
    Interest and dividends                                             456,818
                                                                  ------------
           Net investment loss                                      (2,211,949)
                                                                  ------------

  Distributions to participants                                    (13,115,458)
                                                                  ------------

           Total deductions                                        (15,327,407)
                                                                  ------------

NET DECREASE IN ASSETS AVAILABLE FOR PLAN BENEFITS                 (11,353,539)

ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR               46,454,661
                                                                  ------------

ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                   $ 35,101,122
                                                                  ============


See accompanying notes to financial statements.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF PLAN

     The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is co-sponsored by Cantor Fitzgerald, L.P. ("CFLP") and eSpeed, Inc. ("eSpeed") (collectively referred to as the "Company").

     ELIGIBILITY - All full-time employees of CFLP and eSpeed, as well as their participating domestic affiliates are eligible to participate in the Plan upon hire and reaching the age of 21, except for non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

     PARTICIPANT CONTRIBUTIONS - The maximum deferral amount under the Plan that could be elected is the lower of 80% of salary or a certain statutory limit ($11,000 in 2002), which may be adjusted in future years for cost of living adjustments pursuant to Internal Revenue Code section 402(g)(5). In addition, there are other limitations set forth in the Internal Revenue Code section 401(k), which the Plan must satisfy.

     COMPANY CONTRIBUTIONS - The Plan allows eligible participants to invest in eSpeed's Class A common stock (the eSpeed Stock Fund). In addition to the election by the participants to contribute to the eSpeed Stock Fund, the Company matches contributions to this fund annually with up to $3,000 of eSpeed's Class A common stock per participant. In 2002, eSpeed contributed 7,439 shares of its Class A common stock valued at $128,094 which are included in Employer contributions receivable at December 31, 2002.

     VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, one-third being earned each year.

     FORFEITURES - Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participant's matching contribution account is fully vested. The unvested portions are forfeited and applied first to restore the forfeited accounts of rehired participants and second to such future company contributions. At December 31, 2002 and December 31, 2001, forfeited nonvested accounts totaled $429 and $1,104 respectively. These accounts will be used to reduce future company contributions. During the year ended December 31, 2002, no employer contributions were reduced from forfeited nonvested accounts.

     INVESTMENT OPTIONS - Participants direct the investment of their accounts into the various investment options offered by the Plan.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PARTICIPANT ACCOUNTS - The deferred portion of compensation is deposited by the Company into the participant's separate account and is invested in the fund(s) selected by the participant. The participants' accounts are adjusted monthly to reflect income, loss and expenses of the fund(s) in which the Plan's assets are invested.

     DISTRIBUTIONS - Payment of benefits will begin as soon as practicable following termination of service. Participants whose accounts exceed $5,000 may elect to defer receipt until a later date, but not later than the April 1st following the calendar year in which the participant attains age 70 1/2.

     LOANS TO PARTICIPANTS - Plan participants may borrow funds from the Plan in amounts not exceeding the lesser of $50,000 (reduced by the highest outstanding loan balance during the preceding period) or one-half of the participant's account balance. Interest on outstanding loans is charged at a fixed rate, as determined by the Plan administrator, which may not be less than a commercial bank's prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence. Participants are limited to having only two outstanding loans at any one time.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their participant account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The Plan's financial statements have been prepared using accounting principles generally accepted in the United States of America.

     BENEFIT PAYMENTS TO PARTICIPANTS AND BENEFICIARIES - Benefits are recorded when disbursed.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ materially from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

     RISKS AND UNCERTAINTIES - The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants' account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The valuations for the non-marketable common collective trusts and certain other funds have been estimated by Wells Fargo, the Plan's trustee. Loan receivables are stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

     INVESTMENT OPTIONS - All investment options are participant-directed.

     RECLASSIFICATION - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3.   RELATED PARTY TRANSACTIONS

     Certain officers and employees of the Company who are participants in the Plan perform administrative services related to the operation, recordkeeping, and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them. No such officer or employee receives compensation from the Plan.

     In addition, some of the Plan's assets are invested in the Wells Fargo Bank S&P Index 500 Fund, Wells Fargo Bank Russell 2000 Index Fund (CIF), Wells Fargo Funds Treasury Plus Institutional Money Market Fund, and the Wells Fargo Funds S&P Mid Cap Index Fund. These funds, as part of the Wells Fargo Collective Investment Funds, are managed by Wells Fargo Bank, an affiliate of Wells Fargo's Institutional Investments Group, the Plan's trustee, custodian and recordkeeper. Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with U.S. Department of Labor Prohibited Transaction Exemptions.

4.   INCOME TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Company by letter dated November 26, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, as such, is exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.   INVESTMENTS

     The Plan had the following investments, which represented 5% or more of the Plan's net assets at December 31, 2002 and 2001, respectively:

                                                                                   FAIR VALUE
                                                                             2002               2001

     *Wells Fargo Funds Treasury Plus Institutional Money Market Fund     $15,446,989        $13,003,678
     *Wells Fargo Bank S&P Index 500 Fund                                   2,935,989          5,413,596
     Janus Balanced Fund                                                    2,598,299          4,252,407
     Dreyfus Appreciation Fund                                              2,597,681          4,502,996
     Janus Overseas Fund                                                    2,312,050          5,547,836
     *Wells Fargo Funds S&P Mid Cap Index Fund                              1,989,384          2,714,345
     Fidelity Advisor Growth Opportunity Fund Class T                                          3,295,176

     *  Permitted party-in-interest as defined by ERISA

     At December 31, 2002 and 2001, the Plan had investments valued at $21,351,667 of (61% of net assets) and $21,664,399 (47% of net assets), respectively, whose values have been estimated by Wells Fargo, the trustee for the Plan in the absence of readily ascertainable market values. During the year ended December 31, 2002, those investments depreciated in value by $1,050,023.

     During the year ended December 31, 2002, the Plan's investments (including investments bought, sold and held) (depreciated) appreciated as follows:

     NET CHANGE IN FAIR VALUE OF INVESTMENTS
     Wells Fargo Funds Treasury Plus Institutional Money Market Fund      $      (838)
     Wells Fargo Bank S&P Index 500 Fund                                      (957,980)
     Janus Balanced Fund                                                      (273,875)
     Dreyfus Appreciation Fund                                                (662,686)
     Janus Overseas Fund                                                       671,048
     Wells Fargo Funds S&P Mid Cap Index Fund                                 (303,775)
     Fidelity Advisor Growth Opportunity Fund Class T                         (638,862)
     PIMCO Total Return Fund                                                    34,798
     Putnam New Opportunities Fund Class A                                    (232,103)
     eSpeed Stock Fund - Matching                                              283,118
     Franklin Small-Mid Cap Growth Fund Class A                               (313,856)
     Janus Enterprise Fund                                                    (203,208)
     Wells Fargo Bank Russell 2000 Index Fund (CIF)                            (70,548)
                                                                          -------------
                                                                          $ (2,668,767)
                                                                          =============

                                   * * * * * *

CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                      DESCRIPTION                                        UNITS              VALUE

 *   Wells Fargo Funds Treasury Plus Institutional Money Market Fund                  15,446,989      $ 15,446,989
 *   Wells Fargo Bank S&P Index 500 Fund                                                  83,243         2,935,989
     Janus Balanced Fund                                                                 145,319         2,598,299
     Dreyfus Appreciation Fund                                                            83,259         2,597,681
     Janus Overseas Fund                                                                 151,213         2,312,050
 *   Wells Fargo Funds S&P Mid Cap Index Fund                                             62,344         1,989,384
     Fidelity Advisor Growth Opportunity Fund Class T                                     73,281         1,626,116
     PIMCO Total Return Fund                                                             144,763         1,544,624
     Putnam New Opportunities Fund Class A                                                48,072         1,366,673
 *   eSpeed Stock Fund - Matching                                                        134,741           702,985
     Franklin Small-Mid Cap Growth Fund Class A                                           24,688           541,903
     Janus Enterprise Fund                                                                21,990           504,677
 *   Wells Fargo Bank Russell 2000 Index Fund (CIF)                                       32,356           276,320
 *   Participant loans                                                                         -           529,338
                                                                                                      ------------

     TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                        $ 34,973,028
                                                                                                      ============

 *   Permitted party-in-interest as defined by ERISA

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
                                 CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

                                 By: /s/ Jeffrey M.Chertoff
                                     -------------------------------------------
                                     Name:  Jeffrey M. Chertoff
                                     Title: Member of the Investment Committee
                                            of eSpeed, Inc. Deferral Plan for
                                            Employees of Cantor Fitzgerald, L.P.
                                            and its Affiliates



Date: June 27, 2003

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

    23         Consent of Deloitte & Touche LLP.

    99 Certification by the Chief Executive Officer and Chief Financial Officer relating to a Periodic Report Containing Financial Statements.